UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SPX Corporation

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

784635104

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,594,792

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,594,792

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.62%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,121,619

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,121,619

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,619

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.73%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,197,533

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,197,533

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.92%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,635

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,635

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,635

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,199

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 278,199

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,199

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 322,396

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 322,396

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,396

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,284

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 186,284

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.45%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,316

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 92,316

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 167,758

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 167,758

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.41%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,941

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 237,941

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.58%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,865

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,865

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,865

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,016

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 125,016

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.30%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,594,792

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,594,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.62%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,594,792

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,594,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.62%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Schedule 13D/A constitutes the sixth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 25, 2013 and amended by Amendment No. 1, No. 2, No. 3, No. 4 and No. 5 filed by the Reporting Persons with the SEC on March 25, 2013, May 6, 2013, August 30, 2013, January 15, 2014 and March 21, 2014 (the “Statement”) with respect to the common stock, $10.00 par value (the “Shares”), of SPX Corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration

RILLC and the Managed Accounts purchased an aggregate of 1,843,230 Shares for a total consideration (including brokerage commissions) of $139 million derived from capital of RILLC and the Managed Accounts.

The Relational LPs purchased an aggregate of 3,751,562 Shares for total consideration (including brokerage commissions) of $280 million derived from the capital of the Relational LPs.

Item 5.   Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 5,594,792 Shares, constituting 13.62% of the outstanding Shares.  The percentage of Shares owned is based upon 41,072,263 Shares outstanding on October 24, 2014, as set forth in the Issuer’s Form 10-Q for the period ended September 27, 2014.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	1,843,230	4.49%	Sole
MC I	1,121,619	2.73%	Sole
MC II	1,197,533	2.92%	Sole
RFP	17,635	0.04%	Sole
RCP	278,199	0.68%	Sole
RI IX	322,396	0.78%	Sole
RI XV	186,284	0.45%	Sole
RI XVI	92,316	0.22%	Sole
RI XX	167,758	0.41%	Sole
RI XXIII	237,941	0.58%	Sole
RI XXIV	4,865	0.01%	Sole
RH 1	125,016	0.30%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 1,843,230 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of the Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 3,751,562 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days not previously reported.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 7.  Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A - Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2014

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.
RELATIONAL INVESTORS XX, L.P.
RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS XXIV, L.P.
RH FUND 1, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

Exhibit A

Transactions by Reporting Persons in the last 60 days.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected
Relational Investors LLC	Sale	947	10/29/2014	$100.74	Open Market
Relational Investors LLC	Sale	498	10/29/2014	$102.04	Open Market
Relational Investors LLC	Sale	13,529	10/29/2014	$98.00	Open Market
Relational Investors LLC	Sale	14,522	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	2,742	10/29/2014	$100.74	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,407	10/29/2014	$100.74	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	2,185	10/29/2014	$102.04	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	28,894	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	18,230	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	10,215	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,914	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	8,718	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	8,556	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	10,333	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	35,371	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	627	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	4,438	10/29/2014	$100.74	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	2,340	10/29/2014	$102.04	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	2,678	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	1,992	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	48,415	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	10,189	10/29/2014	$98.00	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	22,340	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	192	10/29/2014	$96.41	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	45,389	10/29/2014	$96.41	Open Market
Relational Investors LLC	Sale	3,145	10/29/2014	$100.74	Open Market
Relational Investors LLC	Sale	1,656	10/29/2014	$102.04	Open Market
Relational Investors LLC	Sale	30,200	10/29/2014	$98.00	Open Market
Relational Investors LLC	Sale	14,710	10/29/2014	$98.00	Open Market
Relational Investors LLC	Sale	42,662	10/29/2014	$96.41	Open Market

Relational Investors LLC	Sale	5,546	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	1,029	10/29/2014	$100.74	Open Market
Relational Coast Partners, L.P.	Sale	542	10/29/2014	$102.04	Open Market
Relational Coast Partners, L.P.	Sale	1,094	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	31	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	6,058	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	4,038	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	16	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	24	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	1,979	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	918	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	3	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	8	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	527	10/29/2014	$98.00	Open Market
Relational Coast Partners, L.P.	Sale	5,532	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	24	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	4,039	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	16	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	4,039	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	17	10/29/2014	$96.41	Open Market
Relational Coast Partners, L.P.	Sale	2,109	10/29/2014	$96.41	Open Market
Relational Fund Partners, L.P.	Sale	65	10/29/2014	$100.74	Open Market
Relational Fund Partners, L.P.	Sale	34	10/29/2014	$102.04	Open Market
Relational Fund Partners, L.P.	Sale	385	10/29/2014	$98.00	Open Market
Relational Fund Partners, L.P.	Sale	546	10/29/2014	$98.00	Open Market
Relational Fund Partners, L.P.	Sale	49	10/29/2014	$96.41	Open Market
Relational Fund Partners, L.P.	Sale	396	10/29/2014	$96.41	Open Market
Relational Fund Partners, L.P.	Sale	194	10/29/2014	$96.41	Open Market
Relational Fund Partners, L.P.	Sale	90	10/29/2014	$96.41	Open Market
Relational Fund Partners, L.P.	Sale	270	10/29/2014	$96.41	Open Market
RH Fund 1, L.P.	Sale	462	10/29/2014	$100.74	Open Market
RH Fund 1, L.P.	Sale	243	10/29/2014	$102.04	Open Market
RH Fund 1, L.P.	Sale	2,469	10/29/2014	$98.00	Open Market
RH Fund 1, L.P.	Sale	4,135	10/29/2014	$98.00	Open Market
RH Fund 1, L.P.	Sale	180	10/29/2014	$96.41	Open Market
RH Fund 1, L.P.	Sale	6,909	10/29/2014	$96.41	Open Market
Relational Investors XV, L.P.	Sale	689	10/29/2014	$100.74	Open Market

Relational Investors XV, L.P.	Sale	362	10/29/2014	$102.04	Open Market
Relational Investors XV, L.P.	Sale	3,631	10/29/2014	$98.00	Open Market
Relational Investors XV, L.P.	Sale	5,826	10/29/2014	$98.00	Open Market
Relational Investors XV, L.P.	Sale	383	10/29/2014	$98.00	Open Market
Relational Investors XV, L.P.	Sale	3,501	10/29/2014	$96.41	Open Market
Relational Investors XV, L.P.	Sale	1,903	10/29/2014	$96.41	Open Market
Relational Investors XV, L.P.	Sale	883	10/29/2014	$96.41	Open Market
Relational Investors XV, L.P.	Sale	4,276	10/29/2014	$96.41	Open Market
Relational Investors XVI, L.P.	Sale	341	10/29/2014	$100.74	Open Market
Relational Investors XVI, L.P.	Sale	179	10/29/2014	$102.04	Open Market
Relational Investors XVI, L.P.	Sale	4,132	10/29/2014	$98.00	Open Market
Relational Investors XVI, L.P.	Sale	744	10/29/2014	$98.00	Open Market
Relational Investors XVI, L.P.	Sale	5,234	10/29/2014	$96.41	Open Market
Relational Investors XX, L.P.	Sale	620	10/29/2014	$100.74	Open Market
Relational Investors XX, L.P.	Sale	326	10/29/2014	$102.04	Open Market
Relational Investors XX, L.P.	Sale	3,052	10/29/2014	$98.00	Open Market
Relational Investors XX, L.P.	Sale	4,958	10/29/2014	$98.00	Open Market
Relational Investors XX, L.P.	Sale	852	10/29/2014	$98.00	Open Market
Relational Investors XX, L.P.	Sale	2,453	10/29/2014	$96.41	Open Market
Relational Investors XX, L.P.	Sale	1,620	10/29/2014	$96.41	Open Market
Relational Investors XX, L.P.	Sale	752	10/29/2014	$96.41	Open Market
Relational Investors XX, L.P.	Sale	4,688	10/29/2014	$96.41	Open Market
Relational Investors XXIII, L.P.	Sale	880	10/29/2014	$100.74	Open Market
Relational Investors XXIII, L.P.	Sale	463	10/29/2014	$102.04	Open Market
Relational Investors XXIII, L.P.	Sale	4,026	10/29/2014	$98.00	Open Market
Relational Investors XXIII, L.P.	Sale	6,797	10/29/2014	$98.00	Open Market
Relational Investors XXIII, L.P.	Sale	1,746	10/29/2014	$98.00	Open Market
Relational Investors XXIII, L.P.	Sale	2,785	10/29/2014	$96.41	Open Market
Relational Investors XXIII, L.P.	Sale	2,220	10/29/2014	$96.41	Open Market
Relational Investors XXIII, L.P.	Sale	1,030	10/29/2014	$96.41	Open Market
Relational Investors XXIII, L.P.	Sale	6,797	10/29/2014	$96.41	Open Market
Relational Investors XXIII, L.P.	Sale	661	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	834	10/29/2014	$100.74	Open Market
Relational Investors IX, L.P.	Sale	358	10/29/2014	$100.74	Open Market
Relational Investors IX, L.P.	Sale	628	10/29/2014	$102.04	Open Market
Relational Investors IX, L.P.	Sale	7,457	10/29/2014	$98.00	Open Market
Relational Investors IX, L.P.	Sale	8,076	10/29/2014	$98.00	Open Market

Relational Investors IX, L.P.	Sale	1,498	10/29/2014	$98.00	Open Market
Relational Investors IX, L.P.	Sale	1,963	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	5,384	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	2,307	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	2,638	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	1,131	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	1,749	10/29/2014	$96.41	Open Market
Relational Investors IX, L.P.	Sale	3,110	10/29/2014	$96.41	Open Market
Relational Investors LLC	Sale	2,726	10/29/2014	$100.74	Open Market
Relational Investors LLC	Sale	1,435	10/29/2014	$102.04	Open Market
Relational Investors LLC	Sale	38,930	10/29/2014	$98.00	Open Market
Relational Investors LLC	Sale	41,789	10/29/2014	$96.41	Open Market
Relational Investors XXIV, L.P.	Sale	17	10/29/2014	$100.74	Open Market
Relational Investors XXIV, L.P.	Sale	9	10/29/2014	$102.04	Open Market
Relational Investors XXIV, L.P.	Sale	139	10/29/2014	$98.00	Open Market
Relational Investors XXIV, L.P.	Sale	117	10/29/2014	$98.00	Open Market
Relational Investors XXIV, L.P.	Sale	275	10/29/2014	$96.41	Open Market
Relational Investors LLC	Sale	1,213	10/31/2014	$94.97	Open Market
Relational Investors LLC	Sale	9	10/31/2014	$94.99	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	5,314	10/31/2014	$94.97	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	42	10/31/2014	$94.99	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	5,680	10/31/2014	$94.97	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	52	10/31/2014	$94.99	Open Market
Relational Investors LLC	Sale	4,027	10/31/2014	$94.97	Open Market
Relational Investors LLC	Sale	31	10/31/2014	$94.99	Open Market
Relational Coast Partners, L.P.	Sale	1,318	10/31/2014	$94.97	Open Market
Relational Coast Partners, L.P.	Sale	10	10/31/2014	$94.99	Open Market
Relational Fund Partners, L.P.	Sale	83	10/31/2014	$94.97	Open Market
RH Fund 1, L.P.	Sale	592	10/31/2014	$94.97	Open Market
RH Fund 1, L.P.	Sale	4	10/31/2014	$94.99	Open Market
Relational Investors XV, L.P.	Sale	882	10/31/2014	$94.97	Open Market
Relational Investors XV, L.P.	Sale	6	10/31/2014	$94.99	Open Market
Relational Investors XVI, L.P.	Sale	437	10/31/2014	$94.97	Open Market
Relational Investors XVI, L.P.	Sale	3	10/31/2014	$94.99	Open Market
Relational Investors XX, L.P.	Sale	271	10/31/2014	$94.97	Open Market
Relational Investors XX, L.P.	Sale	523	10/31/2014	$94.97	Open Market
Relational Investors XX, L.P.	Sale	6	10/31/2014	$94.99	Open Market
Relational Investors XXIII, L.P.	Sale	1,127	10/31/2014	$94.97	Open Market
Relational Investors XXIII, L.P.	Sale	8	10/31/2014	$94.99	Open Market
Relational Investors IX, L.P.	Sale	1,069	10/31/2014	$94.97	Open Market
Relational Investors IX, L.P.	Sale	458	10/31/2014	$94.97	Open Market
Relational Investors IX, L.P.	Sale	12	10/31/2014	$94.99	Open Market
Relational Investors LLC	Sale	3,491	10/31/2014	$94.97	Open Market
Relational Investors LLC	Sale	27	10/31/2014	$94.99	Open Market
Relational Investors XXIV, L.P.	Sale	23	10/31/2014	$94.97	Open Market